Massey Energy Company

4 North 4th Street

Richmond, Virginia 23219

February 11, 2011

By Overnight Delivery,

Facsimile Transmittal and

EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7410

Attention:	Anne Nguyen Parker, Branch Chief

Division of Corporation Finance

Re:	Massey Energy Company

Form 10-K for the Fiscal Year Ended December 31, 2009

Filed March 1, 2010

File Number 001-07775

Dear Ms. Parker:

As Vice President and Corporate Secretary of Massey Energy Company, a Delaware corporation (the “Company”), I am transmitting herewith for filing the Company’s follow-up correspondence regarding its telephone conversation with Tracey McNeil of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) on February 11, 2011 regarding our response letter to you dated January 7, 2011, confirming that the Company agrees to include in its Form 10-K for the fiscal year ended December 31, 2010 (“2010 Form 10-K”) the disclosure requested by the Staff in its follow-up comment letter dated December 10, 2010 addressed to Mr. Richard R. Grinnan, Vice President and Corporate Secretary of the Company. Specifically, the Company will disclose in its 2010 Form 10-K reasonable estimates of its capital and operational expenditures related to compliance with health and safety regulations for both fiscal year 2009 and fiscal year 2010.

* * * *

In connection with the Company’s response to the comments of the Staff set forth herein, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Securities and Exchange Commission

February 11, 2011

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any further questions or comments you may have regarding this filing to the undersigned at (804) 788-1812.

Sincerely,

/s/ Richard R. Grinnan
Richard R. Grinnan
Vice President and Corporate Secretary

cc:	Ms. Tracey NcNeil

Mr. Eric B. Tolbert

Mr. David M. Carter

Mr. David I. Meyers